

Mail Stop 3720

February 4, 2008

Via U.S. Mail and Fax (408) 694-9600
Stephen R. Bowling
Chief Financial Officer
eOn Communications Corp.
185 Martinvale Lane
San Jose, CA 95119

> **RE:** **eOn Communications Corp.**
> **Form 10-KSB for the fiscal year ended July 31, 2007**
> **Filed October 30, 2007**
>
> **Form 10-QSB for the quarters ended**
> **File No. 0-26399**

Dear Mr. Bowling:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director